SO 4/27/04

04016885

…ES
S. … E COMMISSION
Washington, D.C. 20549

PROCESSED
APR 28 2004
THOMSON FINANCIAL

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 29946

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westcountry Financial

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

#2 GERANIUM
(No. and Street)

IRVINE (City) CA (State) 92618 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES S. SCHMITT (805) 491-2964
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HALLSTEIN & WARNER, LLP
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HIGHWAY, SUITE 230, LONG BEACH, CA 90803-4217
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
APR 22 2004
WASH. D.C. 208

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, JAMES S. SCHMITT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTCOUNTRY FINANCIAL, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Catherine S. Roberts
Notary Public MCE 6/28/05

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTCOUNTRY FINANCIAL
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

1. Summary of significant accounting policies

Nature of Business

__Westcountry Financial is doing business as a sole proprietorship.

Basis of Accounting

_Westcountry Financial's accounting records are maintained on the accrual basis of accounting. Generally, revenues are recognized when earned and measurable and expenses are recognized when incurred, if measurable.

Marketable Securities

_Marketable securities are classified as trading securities and are stated at fair market value on the balance sheet. The change in fair market value during the period is included income.

Cash and cash equivalents

_ For purposes of the balance sheet and statement of cash flows, Westcountry Financial considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

H·ALLSTEIN & WARNER
A LIMITED LIABILITY PARTNERSHIP
Certified Public Accountants

CONGRESSIONAL PLACE
6700 PACIFIC COAST HIGHWAY, SUITE 230
LONG BEACH, CALIFORNIA 90803-4217
(562) 594-5866 · FAX: (562) 594-7944

STEVEN D. EPERTHENER, C.P.A.
WILLIAM L. McCONNELL, C.P.A.
MITCHELL R. GELLER, C.P.A.

EVERETT J. CHINOWTH, C.P.A.

ROBERT E. HALLSTEIN, C.P.A.
1922-2001

To the Principal of Westcountry Financial

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Westcountry Financial as of December 31, 2003 statements of income and changes in financial condition for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a rest basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westcountry Financial as of December 31, 2003, and the results of its operations and changes in its financial condition for the year then ended in conformity with generally accepted accounting principles.

In connection with our examination, we have also examined the supplementary schedules on pages 3, 4, 6, and 7 of the Financial and Operation Combined Uniform Single Report, Part IIA, as prescribed in Rule 17a-5 of the General Rules and Regulations of the Securities and Exchange Commission. Further, we have determined that the reconciliation pursuant of Rule 17a-5 (d) (4) is not necessary. We also determined that Westcountry Financial during the period ended December 31, 2003 was in compliance with the exemptive provisions of Rule 15c-3-3, (k) (2) (A) in that it carried no margin accounts, handled no customer funds or securities, and held no funds or securities for , nor owed money or securities to, its customers. In our opinion, the supplementary schedules examined by us at December 31, 2003, present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

Hallstein & Warner
Certified Public Accountants

March 25, 2004
Long Beach, California

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER WEST COUNTRY FINANCIAL | N | 3 | | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12-31-03 [99]

SEC FILE NO. 8-29946 [98]

Consolidated [ ] [198]

Unconsolidated [X] [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 1252 [200]		$ 1252 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	3720 [295]		
B. Other	[300]	$ [550]	3720 [810]
3. Receivables from non-customers	[355]	628,044 [600]	628,044 [830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	65071 [424]		
E. Spot commodities	[430]		65071 [850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	[680]	[920]
11. Other assets	[535]	10,000 [735]	10,000 [930]
12. TOTAL ASSETS	$ [540]	$ [740]	$ 708,087 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER WEST COUNTRY FINANCIAL as of 12-31-03

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ 1760 [1045]	$ [1255]	$ 1760 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]			
B. Securities borrowings, at market value: from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 1760 [1230]	$ [1450]	$ 1760 [1760]

Ownership Equity

		Total
21. Sole proprietorship		$ 706322 [1770]
22. Partnership (limited partners	$ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		[1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		[1794]
E. Total		706322 [1795]
F. Less capital stock in treasury		( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 706322 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 708082 [1810]

OMIT PENNIES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER WEST COUNTRY FINANCIAL as of 12-31-03

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 706327	3480
2. Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3. Total ownership equity qualified for Net Capital			706327	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) [17]	$ 638,044	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	( )	3620
7. Other additions and/or allowable credits (List)			638044	3630
8. Net capital before haircuts on securities positions [20]			$ 68283	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities [18]		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(—)	3740
10. Net Capital			$ 68,283	3750

OMIT PENNIES

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER WESTCOUNTRY FINANCIAL as of 12-31-03

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 117	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5000	3760
14.	Excess net capital (line 10 less 13)	$ 63283	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 68107	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 1760	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 1760	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% .025	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% .0024	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER WESTCOUNTRY FINANCIAL

For the period (MMDDYY) from 1-1-02 [3932] to 12-31-02 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 63,994	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions	63994	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading	10,611	3949
c. Total gain (loss)	10,611	3950
3. Gains or losses on firm securities investment accounts	16163	3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue DIVIDEND INCOME	593	3995
9. Total revenue	$ 91361	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers	$	4120
11. Other employee compensation and benefits		4115
12. Commissions paid to other broker-dealers	35382	4140
13. Interest expense	517	4075
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses	2007	4195
15. Other expenses	15,110	4100
16. Total expenses	$ 53016	4200

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$	4210
18. Provision for Federal income taxes (for parent only)		4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal income taxes of [4238]		
20. Extraordinary gains (losses)		4224
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal income taxes and extraordinary items	$	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ 38345	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER WEST COUNTRY FINANCIAL

For the period (MMDDYY) from 1-1-03 to 12-31-03

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 662982	4240
A. Net income (loss)			37345	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 706327	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ —	4300
A. Increases	—	4310
B. Decreases	—	4320
4. Balance, end of period (From item 3520)	$ —	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER WESTCOUNTRY FINANCIAL as of 12-31-03

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm WEDBUSH MORGAN SECURITIES INC [4335] OTHER [4570]

D. (k) (3)—Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c)(2)(iv) Liabilities

3/78

WESTCOUNTRY FINANCIAL
STATEMENT OF CHANGES IN FINANCIAL CONDITION
For the year ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
NET INCOME	$ 38,345
Adjustments to reconcile net income to net cash used by operating activities:	
Gain on sale of securities	(10,611)
Adjustment of securities to market value	(16,163)
Decrease in payables	(3,393)
Decrease in receivables	7,643
Net cash provided by operating activities	15,821
CASH FLOWS FROM INVESTING ACTIVITIES	
Sale of securities	81,749
Purchase of securities	(96,469)
Net cash used by investing activities	(14,720)
Increase in cash	1,101
Cash at beginning of year	151
Cash at end of year	$ 1,252

H·ALLSTEIN & WARNER
A LIMITED LIABILITY PARTNERSHIP
Certified Public Accountants

CONGRESSIONAL PLACE
6700 PACIFIC COAST HIGHWAY, SUITE 230
LONG BEACH, CALIFORNIA 90803-4217
(562) 594-5866 · FAX: (562) 594-7944

STEVEN D. EPERTHENER, C.P.A.
WILLIAM L. McCONNELL, C.P.A.
MITCHELL R. GELLER, C.P.A.

EVERETT J. CHINOWTH, C.P.A.

ROBERT E. HALLSTEIN, C.P.A.
1922-2001

March 26, 2004

Westcountry Financial
Sec. File No. 8-29946

In connection with the examination of Westcountry Financial for the period ended December 31, 2003, no material differences exist between the computation of net capital per the company's most recent unaudited Focus Report Part IIA and the computation of net capital under Rule 15c3-1.

Hallstein & Warner
Certified Public Accountants

HALLSTEIN & WARNER
A LIMITED LIABILITY PARTNERSHIP
Certified Public Accountants
CONGRESSIONAL PLACE
6700 PACIFIC COAST HIGHWAY, SUITE 230
LONG BEACH, CALIFORNIA 90803-4217
(562) 594-5866 · FAX: (562) 594-7944

STEVEN D. EPERTHENER, C.P.A.
WILLIAM L. McCONNELL, C.P.A.
MITCHELL R. GELLER, C.P.A.

EVERETT J. CHINOWTH, C.P.A.

ROBERT E. HALLSTEIN, C.P.A.
1922-2001

March 26, 2004

To the Principal of Westcountry Financial:

We have examined the financial statements of Westcountry Financial for the year ended December 31, 2003, and have issued our report thereon dated March 26, 2004. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedure necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Westcountry Financial that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(1) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. The Company was in compliance with the condition of the exemption; no facts came to our attention to indicate that such condition had not been complied with during the period.

We also made a study of the practices and procedures followed by the Company in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of the Regulation T of the Board of Governors of the Federal Reserve Systems, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weakness in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Westcountry Financial taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

This report is intended solely for use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Hallstein & Warner
Certified Public Accountants

March 26, 2004
Long Beach, California

WestCountry Financial

April 20,2004

Mr. Zachary B. Mayaki
National Association of Security Dealers
300 South Grand
Suite 1600
Los Angeles, CA 90071

SEC MAIL PROCESSING RECEIVED APR 22 2004 WASH. D.C. 202 SECTION

Re: WestCountry Financial
Annual Audit report – Year Ended December 31, 2003 – deficiency
Notes to Financial Statements

Dear Mr. Mayaki:

This correspondence is in response to Allissa Johnson's letter to me of April 8th, to which I have been asked to respond by the 22nd.

My auditor, Hallstein & Warner, have responded and the Notes to Financial and the new cover-head page are enclosed.

As you know from my telephone call to you on Monday, it is not without some inconvenience that I have been able to respond. I am a sole proprietorship and the only one able to forward the information. In trying to understand what the nature of the request was, I had called you the prior week and you were not in, so, it was only on Monday that we had talked.

This week I am again traveling and have had to Federal Express the Reports from the road.

James S. Schmitt
WestCountry Financial

cc – SEC Washington DC ✓
Los Angeles
NASD - Rockville

WestCountry Financial POBox 196 Somis, California 93066 #2 Geranium Irvine , Cal. 92618
805-491-2964 schmitt@wewstcountry .com